UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from           to

Commission file number 1-6035

AVERSTAR, INC.  PROFIT SHARING AND SAVINGS PLAN

THE TITAN CORPORATION

3033 Science Park Road

San Diego, CA 92121-1199

(Name and address of principal executive
office of issuer of securities)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 29, 2005

AVERSTAR, INC. PROFIT SHARING AND SAVINGS PLAN

	By:	/s/ MARK W. SOPP
Mark W. Sopp
Senior Vice President
and Chief Financial Officer, The Titan Corporation

AVERSTAR, INC.

PROFIT SHARING AND SAVINGS PLAN

All other financial statements and schedules are omitted because they are not applicable or because the required information is shown in the financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Averstar, Inc. Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Averstar, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements and the accompanying supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Averstar, Inc. Profit Sharing and Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

McLean, Virginia
June 29, 2005

AVERSTAR, INC.

PROFIT SHARING AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2004 and 2003

	2004	2003
Assets:
Investments (note 3)	$79,752,404	$79,749,446
Contributions receivable:
Employee	54,775	—
Employer	207,837	71,946
Total contributions receivable	262,612	71,946
Net assets available for benefits	$80,015,016	$79,821,392

See accompanying notes to financial statements.

AVERSTAR, INC.

PROFIT SHARING AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions:
Contributions:
Employee	$2,083,609
Employer	766,243
Total Contributions	2,849,852

Investment Income:
Interest and Dividends	1,867,061
Net appreciation in fair value of investments (note 3)	5,891,800
Total investment income	7,758,861
Total additions	10,608,713

Deductions:
Distributions to participants	10,406,619
Administrative expenses	8,470
Total deductions	10,415,089
Net increase	193,624

Net assets available for benefits:
Beginning of year	79,821,392
End of year	$80,015,016

See accompanying notes to financial statements.

AVERSTAR, INC.

PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements

(1)                                 Plan Description and Related Information

The following description of the Averstar, Inc. Profit Sharing and Savings Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.

General

The Titan Corporation (Titan) is a leading provider of comprehensive information and communications systems solutions and services to the Department of Defense, the Department of Homeland Security, and intelligence and other key government agencies. These systems, solutions, and services include research and development, design, assembly, installation, integration, test and evaluation, deployment, logistics and operations support, maintenance, and training. Systems and products Titan provides to military and government agencies include transformational weapons systems, sophisticated satellite communications systems, antennas/telemetry systems, tactical radios, signals intelligence systems, encryption devices, classified systems, and complex computer-based information systems for information processing, information fusion, dissemination, and data mining.

The Plan is a defined contribution plan covering substantially all employees of Averstar, Inc. (the Company) as defined in the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On June 26, 2000, the Company merged with and into Titan. In connection with the merger, each share of the Company’s common stock held by the Plan was converted into 0.414 shares of The Titan Corporation Common Stock based upon agreed-upon fair market values for common stocks of the Company and Titan.

During 2002, the Plan was closed to new employees hired by the Company who are eligible to participate in other employee benefit plans sponsored by Titan and its other subsidiaries.

During 2002, the Plan was amended to allow a participant to diversify their investment in The Titan Corporation Common Stock after two years of service. As a result, the Plan offers participants additional investment vehicles in the form of mutual funds.

Plan Administration and Trustee

Vanguard Fiduciary Trust Company, the Plan’s trustee and a custodian of the Plan, and T. Rowe Price, the Plan’s custodian for The Titan Corporation Common Stock and Mutual Funds, invest the assets of the Plan as directed by the participants. The Plan is administered by an administrative committee, which is appointed by the Company.

Contributions

Prior to January 1, 2005 eligible employees could contribute an amount up to 30% of compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code (the IRC). The Company matches 100% of employee contributions, up to 4% of compensation.  However, the plan was frozen as of January 1, 2005 and has allowed no contributions since that date. Effective January 1, 2005, eligible employees were able to contribute up to 50% of their compensation into The Titan Corporation Consolidated Retirement Plan.

Effective January 1, 2002, the Plan was amended to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). As defined by Section 414(v) of EGTRRA, all eligible participants may elect to make catch-up contributions to a maximum dollar amount established by the IRC.

The Company may use qualifying employer securities in lieu of cash for the purposes of funding the Company’s discretionary profit sharing contribution to the Plan. The Company has the right to repurchase all vested shares from a participant if he or she terminates employment.

Participant Accounts

Separate accounts are maintained in the name of each participant for employee pretax contributions, employer matching contributions, profit sharing contributions, and rollover contributions, if applicable. Each account is credited with the appropriate contributions and any earnings and losses resulting from the elected investment of such funds.

Vesting

Participants are fully vested in their pretax contribution and rollover accounts. A participant’s employer contribution account becomes fully vested in the event of normal retirement, total and permanent disability, death while still employed, or after obtaining five years of service. Otherwise, vesting in the employer contribution account is based on the following schedule:

Years of service	Percent vested
Less than 1 year	—
1-2 years	20%
2-3 years	40%
3-4 years	60%
4-5 years	80%
More than 5 years	100%

Participant Loans

A participant may borrow the lesser of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50% of his or her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to five years or up to ten years if the purpose of the loan is to purchase a principal residence. The interest rate is based on prevailing market conditions and is fixed over the life of the note. Interest earned on the loan is credited to the participant’s account. The interest rate of outstanding participant loans at December 31, 2004, was between 5 % and 12%.  The maturity dates of outstanding loans at December 31, 2004 were from January 1, 2004 through November 14, 2014.

Forfeitures

Participants who terminate their employment with the Company or incur five consecutive breaks in service, as defined by the plan document, forfeit the nonvested portion of their employer contribution account. For the plan year ended December 31, 2004, forfeited nonvested accounts totaled $260,208, which was used to reduce the contribution amount required of the employer under the matching formula described above. At December 31, 2004, $236,477 of unused forfeitures was available for future use.

Payment of Benefits

Distributions are generally made upon termination of employment, including retirement, disability, or death. Benefits payable, including payments to beneficiaries, upon retirement or other termination are made as a single lump sum cash payment or, for those who have been grandfathered in the Plan, in installments or annuities.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in all accounts.  As a result of the merger of the Company and Titan, it is the intent of the Plan’s management to merge the Plan with and into The Titan Corporation Consolidated Retirement Plan.  However, given the expected timing of the merger between Titan, L-3 Communications Corporation and Saturn VI Acquisition Corp. (see note 7), whether or not such a merger will occur cannot be assured.

(2)                                 Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with United States generally accepted accounting principles requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Investment Valuation

Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Common collective trusts are valued at contract value, which approximates fair value. Investments in common stocks are valued at fair value based on the published closing prices on the New York Stock Exchange and NASDAQ stock market. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees.

Payments of Benefits

Benefits are recorded when paid.

(3)                                 Investments

The following table presents the Plan’s investments at December 31, 2004 and 2003:

	December 31,
	2004		2003
Investments at fair value:
T. Rowe Price Equity Income Fund	$3,224,834		$2,927,612
T. Rowe Price High Yield Fund	798,442		638,940
T. Rowe Price New Horizons Fund	2,781,039		2,440,927
T. Rowe Price Science and Technology Fund	3,118,271		3,394,125
T. Rowe Price Small-Cap Value Fund	3,054,162		2,214,743
T. Rowe Price Stable Value Fund	1,144		—
T. Rowe Price Mid-Cap Growth	34,492		6,129
T. Rowe Price Personal Strategy Income Fund	34,916		2,314
T. Rowe Price Spectrum Growth Fund	22,017		8,512
PBHG REIT Fund	1,821		390
PIMCO Total Return Fund, Admin. Shares	4,772		1,595
PIMCO High Yield Fund	2,654		—
T. Rowe Price Personal Stragey Growth Fund	7,331		—
T. Rowe Price Personal Strategy Balanced Fund	15,727		6,166
T. Rowe Price Equity Index 500 Fund	60,564		17,158
T. Rowe Price Summit Cash Reserves Fund	215,340		190,937
Vanguard 500 Index Fund	8,356,456	*	8,737,203	*
Vanguard International Growth Fund	2,171,727		1,857,607
Vanguard Long-Term Corporate Fund	2,073,644		2,089,809
Vanguard Prime Money Market Fund	10,777,858	*	11,714,400	*
Vanguard PRIMECAP Fund	18,980,949	*	17,892,318	*
Vanguard Total Bond Market Index Fund	2,509,624		2,697,164
Vanguard U.S. Growth Fund	5,301,644	*	5,503,912	*
Vanguard Wellesley Income Fund	1,188,859		1,162,947
Vanguard Wellington Fund	13,324,137	*	13,683,874	*
Janus Mercury Fund	1,071		—
Participant loans	864,230		1,044,832
The Titan Corporation Common Stock	822,719		1,504,898
SureBeam Corporation Common Stock Class A	—		10,934
T. Rowe Price Extended Equity Market Index	1,322		—
T. Rowe Price International Stock Fund	638		—
	$79,752,404		$79,749,446

*                 Represents investments with a fair value in excess of 5% of the net assets available for plan benefits.

During 2004, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year) appreciated (depreciated) in value by $5,891,800 as follows:

Mutual funds	$6,236,998
Common stock	(345,198)
$5,891,800

(4)                                 Nonparticipant-Directed Investments

Previously, all of the Company’s discretionary profit sharing contributions to the Plan were invested in The Titan Corporation Common Stock. In accordance with a Plan amendment adopted in 2002, upon attaining two years of service, participants may diversify their investment in The Titan Corporation Common Stock, if desired, by selling their common shares and using the proceeds to purchase other investments available under the Plan. As of December 31, 2003, all participants had reached the two years of service requirement and sold all of their nonparticipant-directed shares of The Titan Corporation Common Stock.

(5)                                 Tax Status

The Internal Revenue Service issued a determination letter, dated November 12, 2003, stating that the Plan was designed in accordance with applicable Internal Revenue Code (IRC) requirements as of that date. Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)                                 Related-Party Transactions

Substantially all of the Plan’s investments are in shares of mutual funds managed by the Plan’s custodians. Transactions in such investments qualify as party-in-interest transactions.  Fees paid by the plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the Plan held 50,785 and 69,001 shares, respectively, of Class A Common Stock of The Titan Corporation, the sponsoring employer, with a cost basis of $234,421 and $325,853, respectively.

On January 19, 2004, SureBeam Corporation voluntarily filed for bankruptcy relief under Chapter 7 of the United States Bankruptcy Code, and the company is not currently operational.  On February 9, 2004, the Plan disposed of its investment in SureBeam Corporation Common Stock and in connection there with, recorded a realized loss of approximately $9,700.

(7)                                 Subsequent Events

On June 2, 2005, Titan, L-3 Communications Corporation (“L-3”) and Saturn VI Acquisition Corp. (“Merger Sub”) entered into an Agreement and Plan of Merger, pursuant to which Merger Sub will be merged with and into Titan, with Titan continuing as the surviving corporation and a wholly-owned subsidiary of L-3.  Titan management expects the merger will close in 2005.  At the closing, all shares of the Titan Corporation Common Stock held by the Plan will be sold to L-3 at the agreed-upon selling price of $23.10 per share.

Schedule I

AVERSTAR, INC.

PROFIT SHARING AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer		Description of investment	Current value
*	T. Rowe Price	Equity Income Fund	$3,224,834
*	T. Rowe Price	High Yield Fund	798,442
*	T. Rowe Price	New Horizons Fund	2,781,039
*	T. Rowe Price	Science and Technology Fund	3,118,271
*	T. Rowe Price	Small-Cap Value Fund	3,054,162
*	T. Rowe Price	Stable Value Fund	1,144
*	T. Rowe Price	Mid-Cap Growth	34,492
*	T. Rowe Price	Personal Strategy Income Fund	34,916
*	T. Rowe Price	Spectrum Growth Fund	22,017
	PBHG	REIT Fund	1,821
	PIMCO	Total Return Fund, Admin. Shares	4,772
	PIMCO	High Yield Fund	2,654
*	T. Rowe Price	Personal Strategy Growth Fund	7,331
*	T. Rowe Price	Personal Strategy Balance Fund	15,727
*	T. Rowe Price	Equity Index 500 Fund	60,564
*	T. Rowe Price	Summit Cash Reserves Fund	215,340
*	Vanguard	500 Index Fund	8,356,456
*	Vanguard	International Growth Fund	2,171,727
*	Vanguard	Long-Term Corporate Fund	2,073,644
*	Vanguard	Prime Money Market Fund	10,777,858
*	Vanguard	PRIMECAP Fund	18,980,949
*	Vanguard	Total Bond Market Index Fund	2,509,624
*	Vanguard	U.S. Growth Fund	5,301,644
*	Vanguard	Wellesley Income Fund	1,188,859
*	Vanguard	Wellington Fund	13,324,137
	Janus	Janus Mercury Fund	1,071
*	Participant loans	Interest rates range from 5% - 12%, maturity through 11-14-14	864,230
*	The Titan Corporation	The Titan Corporation Common Stock, 50,785 shares	822,719
*	T. Rowe Price	Extended Equity Market Index	1,322
*	T. Rowe Price	International Stock Fund	638
			$79,752,404

*  Represents a party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

Index to Exhibit

Exhibit 23.	Consent of Independent Registered Public Accounting Firm